August 23, 2005



Mr. James A. Seurer
Chief Financial Officer
South Dakota Soybean Processors, LLC
100 Caspian Avenue, P.O. Box 500
Volga , South Dakota 57071


	Re:	South Dakota Soybean Processor, LLC
		Form 10-K for Fiscal Year Ended December 31, 2004
Filed April 15, 2005
Form 10-Q for Fiscal Quarter Ended March 31, 2005 and June 30,
2005
Filed May 15, 2005 and August 15, 2005
      Response Letter Dated July 29, 2005
      File No. 0-50253


Dear Mr. James Seurer:

      We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Form 10-K for the Fiscal Year Ended December 31, 2004

Report of Independent Registered Public Accounting Firm, page F-2

1. We have reviewed your response to prior comment number two and are unable to agree with your conclusions. As previously requested, please amend your filing to provide audited financial statements for the year ended December 31, 2003, that are audited by an independent accountant as required by Article 2 of Regulation S-X.



Registration Statement on Form S-1

2. We note your response to our prior comment 3. However, given that you have not complied with Article 2 of Regulation S-X, we re-issue prior comment 3. In particular, please tell us what steps you intend to take regarding the completed sales of 2,217,000 capital units before you suspended trading, as a result of our July 15, 2005 letter.

 Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Jon Duersch at (202) 551-3719, if you have questions regarding comments on the financial statements and related matters. Please contact Jill Davis, Branch Chief, at (202) 551-3683, in his absence. Direct questions on other disclosure issues to Carrie Darling at (202) 551-3724 or, in her absence, to the undersigned, at (202) 551-3740. Direct any correspondence to us at the following ZIP Code: 20549.


								Sincerely,



								H.  Roger Schwall
								Assistant Director
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Mr. James Seurer
South Dakota Processors LLP
August 23, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 04-05